EXHIBIT 99.1

Endeavour Silver Reports Positive Drill Results for the Parral Project

(All amounts are in US dollars, unless otherwise stated)

VANCOUVER, British Columbia, Dec. 16, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) is pleased to report positive drill results from its ongoing exploration program at the 3,432-hectare Parral project situated in the State of Chihuahua, Mexico.

During the last 11 months, until the end of November, the Company has drilled over 14,000 metres in 59 holes targeting several areas along the La Colorada vein.

Highlights from Recent Drill Results

  2,846 gpt Ag, 0.65% Cu over a 0.89 m ETW, including 3,380 gpt Ag, 0.77% Cu over 0.75 m (VCS-10)
  840 gpt Ag, 0.11 gpt Au, 0.25% Cu, 9.09% Pb and 4.74% Zn for 1,288 gpt AgEq over a 2.77 m ETW, including 1,585 gpt Ag, 0.26 gpt Au, 0.55% Cu, 34.88% Pb and 4.38% Zn for 2,755 gpt AgEq over 0.36 m (VCU-38)
  708 gpt Ag, 0.55 gpt Au, 0.16% Cu, 10.95% Pb and 12.38% Zn for 1,504 gpt AgEq over a 1.23 m ETW, including 1,130 gpt Ag, 0.91 gpt Au, 18.95% Pb and 18.70% Zn for 2,406 gpt AgEq over 0.69 m (VCU-50)

Abbreviations include: gpt: grams per tonne; Au: gold; Ag: silver; Cu: copper; Pb: lead; Zn: zinc; ETW: estimated true width; m: metre; HW: hanging wall. Silver equivalents are calculated at a ratio of 80:1 silver:gold, silver price of $23 per troy ounce, copper price of $3.45 per pound, lead price of $0.90 per pound and zinc price of $1.20 per pound.

“The Parral project continues to deliver great results,” commented Dan Dickson, Chief Executive Officer. “Following limited drilling in 2020 due to the pandemic, it was a priority for our exploration team to re-start the exploration program at Parral this year to expand on the mineral resource estimate we published on the project in early 2020. Our goal is to continue the drill program at Parral in 2022 as we get closer to achieving the scale required to support a positive economic assessment.”

The Parral project, which was acquired by Endeavour Silver in 2016, is in Hidalgo de Parral, a large historic silver mining district adjacent to the city of Parral, in the State of Chihuahua, Mexico. The project district comprises classic, high-grade silver, epithermal vein deposits, characterized by low-sulphidation mineralization. The property is accessible by paved and gravel roads and has access to the local power grid.

The Veta Colorada (including the Sierra Plata and El Verde mines) was a past producing mining operation owned by Grupo Mexico that closed in 1991 due to low silver prices. Mineralization, which occurs in a major silver vein structure that ranges from 1 to 30 metres thick, was mined seven levels down to 300-metre depths below surface in places and was traced for seven kilometres.

The Company filed a NI 43-101 technical report on the Parral project, State of Chihuahua, Mexico on March 14, 2020. As of December 31, 2019, Parral had estimated indicated mineral resources of 613,000 tonnes, containing 4.0 million ounces of silver grading 207 g/t, 6,800 ounces of gold grading 0.35 g/t, 17.5 million pounds of lead grading 0.63%, and 16.5 million pounds of zinc grading 0.61%. Inferred mineral resources are estimated to total 4.04 million tonnes containing 35.0 million ounces of silver grading 269 g/t, 62,800 ounces of gold grading 0.48 g/t, 65.0 million pounds of lead grading 0.35%, and 64.3 million pounds of zinc grading 0.35%.

Due to the COVID-19 pandemic, the Company suspended the Parral drill programs in early 2020 and resumed drilling in 2021.

The Parral drill results are summarized in the following tables:

Parral - Veta Colorada Sierra Plata Shallow

Hole	Structure	From	True Width	Au	Ag	Cu	Pb	Zn	AgEq
		(m)	(m)	(gpt)	(gpt)	(%)	(%)	(%)	(gpt)
VCS-07	Veta Colorada	264.25	2.19	0.01	232	0.01	0.08	0.15	241
	Including	265.80	0.72	<0.005	288	0.02	0.08	0.08	296
VCS-10	Veta Colorada	219.35	0.89	0.01	2,846	0.65	0.00	0.01	2,914
	Including	219.50	0.75	0.01	3,380	0.77	0.00	0.01	3,461
VCS-12	Veta Colorada	196.75	1.20	0.01	340	0.04	0.32	0.60	374
	Including	196.75	0.86	0.01	384	0.04	0.36	0.65	422

Note: Drill holes VCS-8, VCS-9, VCS-11, VCS 13, VCS-29, VCS-30, VCS-31 and VCS-32 returned no significant results

Parral - Veta Colorada San Joaquin (view Veta Colorada (San Joaquin) longitudinal sections)

Hole	Structure	From	True Width	Au	Ag	Cu	Pb	Zn	AgEq
		(m)	(m)	(gpt)	(gpt)	(%)	(%)	(%)	(gpt)
VCS-18	Veta Colorada	164.10	1.89	2.27	92	0.02	3.35	1.90	434
	Including	164.10	0.70	5.79	193	0.01	0.05	0.14	663
VCS-19	Veta Colorada	173.65	1.30	1.05	470	0.18	4.51	9.95	1,050
	Including	174.20	0.81	1.51	744	0.24	5.72	9.15	1,370
VCS-20	Veta Colorada	230.85	2.76	0.98	59	0.14	2.72	2.75	322
	Including	231.85	0.62	3.83	91	0.27	6.90	1.81	675
VCS-21	Veta Colorada	186.00	1.47	0.28	28	0.22	2.87	1.71	211
	Including	187.40	0.33	0.75	91	0.84	10.35	3.06	624
VCS-24	Veta Colorada	254.20	3.95	1.38	41	0.19	2.20	2.83	332
	Including	257.25	0.68	1.69	116	0.22	7.05	4.82	635
VCS-25	Veta Colorada	262.85	1.60	0.22	50	0.14	3.02	6.53	396
	Including	263.45	0.31	0.27	105	0.23	6.34	17.30	939
VCS-26	Veta Colorada	313.15	1.11	0.14	15	0.02	2.07	2.19	163
	Including	313.65	0.37	0.22	38	0.05	5.63	5.22	399
VCS-27	Veta Colorada	325.65	1.40	1.43	54	0.20	1.78	4.87	411
	Including	326.20	0.59	2.12	43	0.20	1.86	5.69	486
VCS-28	Veta Colorada	244.50	4.24	0.27	29	0.09	3.08	3.47	266
	Including	244.50	0.39	0.18	97	0.24	7.12	5.42	521

Note: Drill holes VCS-15, VCS-16, VCS-17, VCS-22 and VCS-23 returned no significant results

Parral - Veta Colorada Sierra Plata Deep (view Veta Colorada (Sierra Plata) longitudinal sections)

Hole	Structure	From	True Width	Au	Ag	Cu	Pb	Zn	AgEq
		(m)	(m)	(gpt)	(gpt)	(%)	(%)	(%)	(gpt)
VCU-21	Veta Colorada	66.50	1.41	0.03	198	0.03	0.60	0.76	247
	Including	67.20	0.73	0.04	288	0.05	0.89	1.39	370
VCU-22	Veta Colorada	88.50	0.93	0.01	247	0.05	0.53	0.97	302
	Including	88.95	0.46	0.02	436	0.09	0.82	1.66	528
VCU-24	Veta Colorada	85.15	2.00	0.01	263	0.02	0.56	0.25	290
	Including	85.55	0.39	0.01	340	0.02	0.15	0.22	355
VCU-25	Veta Colorada	103.80	1.13	0.02	176	0.02	0.22	0.24	193
	Including	105.00	0.38	0.03	220	0.02	0.19	0.35	241
VCU-26	Veta Colorada	107.30	0.93	0.02	169	0.01	0.18	0.10	180
VCU-27	Hw Veta Colorada	146.15	1.12	0.01	164	0.00	0.06	0.20	173
	Including	146.15	0.33	<0.005	189	0.00	0.05	0.15	196
VCU-28	Veta Colorada	95.60	0.88	0.01	196	0.01	0.22	0.24	213
	Including	96.10	0.22	0.02	257	0.01	0.35	0.30	280
VCU-30	Veta Colorada	172.00	1.81	0.06	263	0.03	0.61	2.02	360
	Including	176.10	0.26	0.32	425	0.12	0.24	10.20	834
VCU-31	Veta Colorada	160.50	1.13	0.06	224	0.02	0.27	0.27	248
	Including	161.45	0.30	0.05	365	0.04	0.27	0.46	397
VCU-32	Veta Colorada	156.20	1.08	0.02	247	0.03	0.19	0.32	269
	Including	156.80	0.52	0.02	294	0.04	0.22	0.27	315
VCU-33	Veta Colorada	206.30	0.73	0.03	166	0.02	0.39	0.16	186
VCU-35	Veta Colorada	196.00	1.47	0.03	266	0.15	1.65	2.82	429
	Including	196.70	0.44	0.03	381	0.22	1.08	2.63	529
VCU-47	Veta Colorada	111.80	1.76	0.02	158	0.03	1.33	0.70	224
	Including	111.80	0.56	0.02	284	0.08	3.86	1.84	464
VCU-48	Veta Colorada	161.35	5.77	0.04	417	0.04	1.41	0.46	478
	Including	163.65	0.27	0.13	4,170	0.32	16.55	1.24	4,702
VCU-49	Veta Colorada	178.65	2.48	0.13	761	0.15	0.17	5.37	984
	Including	179.75	0.25	0.10	1,115	0.29	0.00	6.94	1,401
VCU-50	Veta Colorada	100.30	1.23	0.55	708	0.16	10.95	12.38	1,504
	Including	100.30	0.69	0.91	1,130	0.25	18.95	18.70	2,406
VCU-53	Veta Colorada	85.20	1.17	0.01	178	0.01	0.24	0.11	190
	Including	85.20	0.54	0.01	223	0.01	0.31	0.12	237
VCU-55	Hw Veta Colorada	83.45	1.2	0.02	164	0.06	0.47	1.04	221
	Including	83.45	0.3	0.01	290	0.13	0.80	0.68	350
	Veta Colorada	96.50	1.2	0.03	84	0.02	0.66	1.25	151
	Including	97.00	0.3	0.04	146	0.03	1.29	2.48	275
VCU-57	Veta Colorada	170.90	1.0	0.02	139	0.03	1.52	1.46	237
	Including	172.50	0.3	0.03	212	0.04	1.76	3.30	384

Note: Drill holes VCU-23, VCU-29, VCU-34, VCU-44, VCU-45, VCU-46, VCU-51, VCU-52, VCU-54 and VCU-56 returned no significant results

Parral - Veta Colorada El Verde (view Veta Colorada (El Verde) longitudinal sections)

Hole	Structure	From	True Width	Au	Ag	Cu	Pb	Zn	AgEq
		(m)	(m)	(gpt)	(gpt)	(%)	(%)	(%)	(gpt)
VCU-36	Hw Veta Colorada	100.75	2.30	0.09	182	0.08	3.17	2.84	384
	Including	102.55	0.56	0.13	224	0.09	4.04	2.15	428
	Veta Colorada	106.90	3.64	1.52	253	0.11	3.87	2.39	575
	Including	111.45	0.26	0.88	953	0.38	1.96	1.64	1,173
VCU-37	Hw Veta Colorada	128.70	3.31	0.20	198	0.06	2.54	2.57	381
	Including	131.35	0.42	0.52	319	0.07	10.35	8.52	950
	Veta Colorada	135.65	1.61	0.20	201	0.02	0.99	2.58	339
	Including	136.75	0.42	0.31	346	0.05	1.47	6.69	654
VCU-38	Hw Veta Colorada	238.15	1.75	0.05	204	0.07	0.78	1.17	278
	Including	240.00	0.33	0.08	541	0.20	0.81	2.16	667
	Veta Colorada	245.25	2.77	0.11	840	0.25	9.09	4.74	1,288
	Including	247.00	0.36	0.26	1,585	0.55	34.88	4.38	2,755
VCU-40	Veta Colorada	236.55	3.70	0.25	321	0.14	4.93	4.46	648
	Including	238.80	0.46	0.20	1,030	0.44	7.03	7.43	1,546
VCU-41	Veta Colorada	198.60	6.38	0.08	325	0.28	0.78	2.42	467
	Including	205.50	0.44	0.13	702	0.40	0.66	2.98	878
VCU-43	Hw Veta Colorada	163.65	1.60	0.16	240	0.05	0.26	0.48	281
	Including	163.65	0.52	0.02	380	0.02	0.09	0.15	391
	Veta Colorada	166.50	2.36	0.05	251	0.03	0.28	0.48	284
	Including	168.50	0.54	0.07	606	0.03	0.45	0.43	643

Notes:

1.  Drill holes VCU-39 and VCU-42 returned no significant results

2.  Silver equivalents are calculated using the formula:

[Au (gpt) X 80] + Ag (gpt) + [Cu (%) X 2204.6 X Cu Price / Ag Price X 31.1] + [Pb (%) X 2204.6 X Pb Price / Ag Price X 31.1] + [Zn (%) X 2204.6 X Zn Price / Ag Price X 31.1]

3.  Price assumptions used are: Cu $3.45, Pb $0.90, Zn $1.20 and Ag $23.00

4.  All widths are estimated true widths

5.  No capping has been applied but high-grade intervals have been highlighted

Qualified Person and QA/QC - Dale Mah, P.Geo., Vice President Corporate Development of Endeavour Silver, is the Qualified Person who reviewed and approved the technical information contained in this news release. A quality control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to SGS Labs, where they are dried, crushed, split and 250 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption finish and silver by aqua regia digestion with ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver is a mid-tier precious metals mining company that operates two high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer. The Company’s philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Trish Moran
Interim Head of Investor Relations
Tel: (416) 564-4290
Email: pmoran@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding future prospects of the Company’s mines and projects. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development and risks in obtaining necessary licenses and permits,

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued exploration and mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.